SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _ )*

FIRST BLUSH BRANDS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

319329 108
(CUSIP Number)

August 17, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06).

Page 1 of 6 Pages

CUSIP No. 319329 108

1.	NAMES OF REPORTING PERSONS Gary R. McCoy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A)☐ (B)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares	5.	SOLE VOTING POWER 909,091 (1)
Beneficially owned by	6.	SHARED VOTING POWER -0-
Each Reporting Person With	7.	SOLE DISPOSITIVE POWER 909,091 (1)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,091 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (based on 9,246,000 Shares of Common Stock issued and outstanding as of August 20, 2010)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)   The Reporting Person owns 363,636 shares of the Issuer’s Common Stock directly.  Gary R. McCoy, IRA, a self directed retirement account owns 545,455 shares of the Issuer’s Common Stock.

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

First Blush Brands, Inc. (the ”Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

4545 Wilshire Blvd., Suite 900 Beverly Hills, CA 90212

Item 2(a).	Name of Person Filing:

Gary R. McCoy

Item 2(b).	Address of Principal Business Office or, If None, Residence:

463 Rocking K Road, Bishop, CA 93514

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2(e).	CUSIP Number:

CUSIP No. 319329 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Page 3 of 6 Pages

Item 4.	Ownership:

Gary R. McCoy

(a)	Amount Beneficially Owned:

909,091

The Reporting Person owns 363,636 shares of the Issuer’s Common Stock directly. Gary R. McCoy, IRA, a self directed retirement account owns 545,455 shares of the Issuer’s Common Stock.

(b)	Percentage of Class:

9.8%

(c)	Number of Shares as to Which the Person Has:

(i)	sole power to vote or direct the vote:

909,091

(ii)	shared power to vote or direct the vote:

-0-

(iii)	sole power to dispose or direct the disposition of:

909,091

(iv)	shared power to dispose or direct the disposition of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired theSecurity Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Page 4 of 6 Pages

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2010	/s/ Gary R. McCoy Gary R. McCoy

Page 6 of 6 Pages